Exhibit 99.1

Stock Symbol: AEM (NYSE, TSX)	For further information:

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE APPROVES DEVELOPMENT OF LA INDIA MINE IN MEXICO;

COMMERCIAL PRODUCTION EXPECTED IN 2014

TORONTO (September 4, 2012) - Agnico-Eagle Mines Limited (NYSE:AEM)(TSX:AEM) (“Agnico-Eagle” or the “Company”) is pleased to announce that its Board of Directors has approved the development and construction of the La India mine in Sonora, Mexico.

Agnico-Eagle acquired La India, located approximately 70 kilometres from Agnico-Eagle’s Pinos Altos mine, in November 2011 as part of the transaction with Grayd Resource Corporation.  In addition to La India, the large 54,981 hectare property position contains an early-stage exploration project named Tarachi, which is 10 kilometres to the north.

Link to location and property map

La India & Tarachi Project

Property Map – 54,981 hectares; Located 70km from Pinos Altos

680000 E
700000 E
720000 E
740000 E
760000 E
780000 E
3190000 N
3170000 N
3150000 N
3130000 N
N
TARACHI
LA INDIA
INDEX MAP
Hermisillo
Chihuahua
Culiacan
Project location
0
1000
kilometers
Agnico-Eagle property
Exploration properties
20
12
16
CRESTON MASCOTA
PINOS ALTOS
0
25
kilometres
Coordinate System: NAD27-Z12

The La India mine will be developed as an open pit, heap leach operation with commercial production expected in the second half of 2014.

Construction costs for the project are expected to total approximately $158 million, which will be funded from the Company’s operating cash flows.  Sustaining capital costs are forecast to total approximately $25 million over the eight year life of the mine.  New capital of approximately $40 million is expected to be added to the Company’s total in 2012.

The feasibility study estimates that the La India project will generate an internal rate of return of approximately 31% assuming a gold price of $1,379 per ounce.  Metallurgical recoveries are estimated to average approximately 80%, resulting in average gold production of 90,000 ounces per year.  The waste to ore stripping ratio in the open pit mine is estimated at approximately 1:1.  Life of mine total cash costs at La India are expected to average $500 per ounce.

“The acquisition and development of the La India project is consistent with Agnico-Eagle’s strategy of delivering measured, low-risk, quality gold production growth in areas supportive of mining” said Sean Boyd, President and CEO.  “We are pleased to be able to bring this high-return project on board in a relatively short period of time.  This project should add meaningful operating cash flows and provide us with opportunities to create additional value as we explore our large land package surrounding the deposits” added Mr. Boyd.

The initial probable reserves at La India total approximately 44.6 million tonnes grading 0.65 grams per tonne (“g/t”) of gold, containing 930,000 ounces.  These amounts are based on drilling completed before the end of May, 2012.  Infill and step-out exploration drilling will continue at La India in an effort to further delineate and expand the mineral resources and reserves.

Site preparation work was initiated in the third quarter of 2012.  Construction of the project will begin immediately.

La India Estimated Project Parameters

Location	Mulatos Gold Belt in Sonora, Mexico
Probable reserves	44.6 million tonnes grading 0.65 g/t gold (930,000 oz)
Total capital costs	$183 million (includes construction capital expenditures of $158 million)
Mine operations	16,000 tonnes per day, open pit, heap leach
Waste to ore stripping ratio	1 : 1
Metallurgical recovery	Approximately 80%
Annual gold production	Approximately 90,000 ounces per year
Minesite cost per tonne	Approximately $9.00
Total cash costs per ounce	Approximately $500
Mine life	Approximately eight years
Commercial gold production	Second half of 2014

Internal rate of return	Approximately 31%*

* assumes $1379/oz gold, $26.49/oz silver, 13.00 MXP per USD

La India Mineral Reserves and Resources

Successful exploration results in 2012 have resulted in significant resource growth at La India.  In addition to the gold reserves, gold ounces contained in indicated resources are 436,000 ounces (27,243,000 tonnes grading 0.50 g/t gold), while gold contained in inferred resources has more than doubled to 1,144,300 ounces (103,409,000 tonnes grading 0.34 g/t gold).

	December 31, 2011		June 30, 2012
Category	Tonnes	Grade (g/t gold)	Tonnes	Grade (g/t gold)
Reserves (diluted)
Probable reserves	—	—	44,639,000	0.65
Total proven & probable reserves	—	—	44,639,000	0.65
Resources (undiluted)
Measured resources	3,730,000	1.06
Indicated resources	23,040,000	0.85	27,243,000	0.50
Total measured & indicated resources	26,770,000	0.88	27,243,000	0.50

Inferred Resources	19,730,000	0.80	103,409,000	0.34

The cut-off grade was 0.4 g/t gold in the December 31, 2011 estimates. The cut-off grade was 0.2 g/t gold in the June 30, 2012 estimates.  All of the probable reserves are in oxide material.

The assumptions used for the June 30, 2012 La India mineral reserves estimate were based on three-year trailing averages for the period ending June 30, 2012 of $1,379 per ounce gold, $26.49 per ounce silver and MXP/US$ exchange rate of 13.00.

The mineral reserves presented in this table are separate from and not a portion of the mineral resources.

Update on Exploration at La India and Tarachi Deposits

The Company continues to perform exploration drilling aimed at better defining the La India and Tarachi deposits.  Through the end of July 2012, more than $8 million has been spent on exploration at the two deposits.

La India — Exploration extends gold resources.  Infill drilling confirms model grades and widths

The Company’s recent infill drilling at La India continues to confirm the grades and widths previously reported.  To the end of July 2012, 18,300 metres of conversion and infill drilling and 2,000 metres of exploration drilling have been completed.  Selected results of the program from June and July 2012 are presented in the following tables, all from the North Zone at shallow depths.  Most of the infill drilling conducted by the Company to date has focused on the North Zone, which contains approximately half of the probable reserves.

Link to La India plan showing labeled zones

La India Plan Map

705000 E
707500 E
3180000 N
3177500 N
3175000 N
N
INR-12-723
IN-12-284
INR-12-736
IN-12-306
North Zone
La India Zone
Main Zone
LA INDIA
Mineral reserve & resource outline
Alteration outline
Significant current drillhole collars
0
2000
metres

On the northern end of the North Zone, infill drilling has returned results which are generally consistent with the current model for the deposit, but they suggesting possible upside in terms of orebody thickness.  For example, Hole IN-12-284 intersected 26.3 metres (estimated true width) grading 1.92 g/t gold at 12 metres depth.  Hole INR-12-723 intersected 28.0 metres, estimated true width, grading 1.79 g/t gold at 18 metres depth.

Drill Hole	Zone	From (metres)	To (metres)	Depth below surface (metres)	Core length (metres)	Estimated true width (metres)	Gold grade (g/t) (cut)*
IN-12-284	North Zone	2.0	30.0	12	28.0	26.3	1.92
IN-12-306	North Zone	4.0	17.0	10	13.0	10.0	0.80
INR-12-723	North Zone	4.6	33.5	18	28.9	28.8	1.79
INR-12-736	North Zone	0.0	12.2	6	12.2	11.9	0.65

* Holes at the La India deposit use a capping level ranging from 2 to 15 g/t gold.

Other results in the North Zone, such as hole IN-12-306 that intersected 10.0 metres, estimated true width, grading 0.80 g/t gold at 10 metres depth, have extended the resource by approximately 250 metres to the south.

Tarachi — Deeper Drill Intercepts Extending Known Gold Resources Laterally and at Depth

Exploration is also underway on the Tarachi gold-bearing system, 10 kilometres north of the La India deposit.  The Tarachi deposit continues to grow as new intersections connect the known gold zones of the deposit.  It remains open along strike and at depth.

Link to Tarachi plan

AEM

Tarachi Plan Map

700000 E
702500 E
3187500 N
3185000 N
N
TARACHI
TA-12-021
TAR-12-020
TA-12-024
TA-12-028
TA-12-026
TA-12-025
TAR-12-016
TAR-12-022
Mineral resource outline
Alteration outline
Significant current drillhole collars
0
2000
metres

To the end of July 2012, 14,600 metres of drilling at Tarachi has been completed, with select recent results presented below.

Drill Hole	From (metres)	To (metres)	Depth below surface (metres)	Core length (metres)**	Gold grade (g/t) (uncut)	Gold grade (g/t) (cut)*
TA-12-021	167.0	184.0	159	17.0	0.60	0.60
and	207.0	235.0	200	28.0	0.52	0.52
and	247.0	260.0	230	13.0	0.50	0.50
TA-12-024	130.0	135.0	115	5.0	1.07	1.07
TA-12-025	92.0	112.0	96	20.0	0.66	0.66
TA-12-026	91.0	132.0	108	41.0	0.47	0.47
TA-12-028	84.0	98.0	88	14.0	0.98	0.98
and	108.0	149.0	124	41.0	0.48	0.48
TAR-12-016	138.8	173.8	147	35.0	0.58	0.58
TAR-12-020	222.6	230.3	160	7.7	6.82	1.84
TAR-12-022	146.3	158.5	108	12.2	1.15	1.15

* Holes at Tarachi Project deposit use a capping level of 5.0 g/t gold.

Results preliminary pending QAQC verification.

On the north side of the deposit, hole TAR-12-020 intersected 7.7 metres (core length) grading 1.84 g/t gold (cut) at 160 metres below surface.  Hole TA-12-024 intersected 5.0 metres grading 1.07 g/t gold at 115 metres depth, and hole TA-12-028 intersected 14.0 metres grading 0.98 g/t gold at 88 metres depth.

On the south side of the deposit, hole TAR-12-022 intersected 12.2 metres grading 1.15 g/t gold at 108 metres below surface.

The exploration results will be used to update the reserves and resources statements for La India and Tarachi as of year-end 2012.  These statements are expected to be published in mid-February 2013.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has declared a cash dividend for 30 consecutive years.

www.agnico-eagle.com

Appendix: Selected Drill Results, La India Property

Property	Target	Drill hole	East*	North*	Elevation	Azimuth	Dip (degrees)
La India	La India	IN-12-284	706250	3179160	1743	90	-50
La India	La India	IN-12-306	706635	3177995	1647	90	-70
La India	La India	INR-12-723	705963	3179280	1610	90	-70
La India	La India	INR-12-736	706390	3178920	1702	90	-74
La India	Tarachi	TA-12-021	699943	3185727	1359	170	-65
La India	Tarachi	TA-12-024	700391	3185708	1472	190	-60
La India	Tarachi	TA-12-025	700224	3185339	1428	45	-70
La India	Tarachi	TA-12-026	700199	3185573	1438	225	-75
La India	Tarachi	TA-12-028	699947	3185601	1375	45	-75
La India	Tarachi	TAR-12-016	699825	3185124	1321	45	-70
La India	Tarachi	TAR-12-020	699239	3186073	1225	75	-45
La India	Tarachi	TAR-12-022	700135	3185161	1362	45	-45

* Drill hole collars on UTM Coordinate System UTM NAD27

Forward-Looking Statements

The information in this news release has been prepared as at September 4, 2012. Certain statements contained in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “approximately”, “anticipate”, “expect”, “estimate,” “forecast,” “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, orebody configurations, metal production, life of mine, commencement of production estimates, the estimated timing of scoping and other studies, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs and other estimates upon which such projections are based; the Company’s goal to increase its mineral reserves and resources; and other statements and information regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this press release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the

Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml.  A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.  This feasibility study was recently completed.

Estimates for the La India project were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7.  Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  The assumptions used for the June 30, 2012 La India mineral resources estimates were based on three-year average prices for the period ending May 1, 2012 of $1,342 per ounce gold, $25.00 per ounce silver, and MXP/US$ exchange rate of 12.73.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.  A NI43-101 Technical Report will be completed shortly that will describe the Mineral Reserves and Mineral Resources of the La India Project.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/ Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico- Eagle	Qualified Person responsible for Exploration and relationship to Agnico-Eagle	Date of most recent Technical Report (NI 43- 101) filed on SEDAR
La India, Sonora, Mexico	La India project: Tim Haldane, P.Eng., SVP Latin America; Daniel Doucet, Ing., Corporate Director of Reserve Development	La India project: Daniel Doucet, Ing., Corporate Director of Reserve Development. Tarachi project: Manuel Padilla, Exploration Technical Manager for Mexico	December 6, 2010

The effective date for the La India mineral resource and reserve estimates in this press release is June 30, 2012. Additional information about each of the mineral projects that is required by NI43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F and its news release dated February 15, 2012.

The contents of this press release have been prepared under the supervision of, and reviewed by, Alain Blackburn P.Eng., Senior Vice-President Exploration and a “Qualified Person” for the purposes of NI 43-101.